UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month

September  2004

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]        No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2004-24 September 1, 2004

DESCRIPTION:

Queenstake Amends Nevada Pacific Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      QUEENSTAKE RESOURCES LTD.

                                        (Registrant)

Date  September 27, 2004

                                         By

“John F. (Jack) Engele” (signed)

                                        (Signature)

John F. (Jack) Engele, Vice President Finance

News Release 2004-25

September 27, 2004

TSX – QRL – Queenstake Resources Ltd.

SEC file number 0-24096

QUEENSTAKE ANNOUNCES EXPLORATION RESULTS

Denver, Colorado – September 27, 2004 – Queenstake Resources Ltd. (TSX:QRL) (“the Company”) announces results recently obtained from its ongoing near-mine exploration program at Jerritt Canyon, Nevada.  Results reported in this News Release are from outside the Measured and Indicated Resource envelope at December 31, 2003 as defined in the Company’s 43-101 Technical Report (filed on February 26, 2004 as amended by Amended Technical Report filed on August 5, 2004).  These intercepts thus represent incremental additions to identified mineralization.  Reported results from the Smith, SSX, Steer and Murray Mines are from drilling near current underground workings and, if they were to prove economic, could be accessed from the existing mines.  The Burns prospect is an open pit target adjacent to historic pit workings and existing haul roads.

The reported drillholes were drilled between August 1 and September 17, 2004; reported assays were received within the same time period.  A complete set of the data from which the highlighted drill results were selected is available as an “Appendix” on the Company’s website, www.queenstake.com.

Smith Mine

Five underground reverse circulation (RC) holes, totaling 660 feet, and one underground core hole (221 feet) were drilled at the Smith Mine.  Assays have been received for these holes and for one drilled in July.  Intercepts of ten feet or more, averaging greater than 0.250 ounces of gold per ton (opt) are listed below:

Hole #	Az	Dip	Total Depth (ft.)	From (ft.)	To (ft.)	Length (ft.)	Grade (opt)	Area	Drill Type
6790-B4	270°	-10°	150	0	20	20	0.563	Zone 3	U/G – RC
6790-B5	270°	-25°	150	0	10	10	0.307	Zone 3	U/G – RC
6790-B6	270°	-40°	120	0	20	20	0.321	Zone 3	U/G – RC
LX-486	300°	+11°	375	200	225	25	0.263	Zone2	U/G – Core

Mahala

Underground drilling into the Mahala deposit, currently being developed from the Smith Mine, commenced in early August.  Drilling this year will focus on converting resource to reserve as well as further defining known reserves in preparation for mining.  A total of 9,263 feet of core drilling was completed in 17 holes; assays were received for fifteen of those holes.  Intercepts with an average grade greater than 0.250 opt are given below:

Hole #	Az	Dip	Total Depth (ft.)	From (ft.)	To (ft.)	Length (ft.)	Grade (opt)	Area	Drill Type
LX-489	157°	-18°	525	0	15	15	0.387	Zone 4	U/G - Core
LX-490	157°	-14°	525	0	10	10	0.296	Zone 4	U/G - Core
LX-492	152°	-18°	500	0	15	15	0.295	Zone 4	U/G - Core
LX-502	152°	-23°	500	0	15	15	0.412	Zone 4	U/G - Core
LX-495	162°	-18°	600	0	15	15	0.354	Zone 4	U/G - Core
LX-503	162°	-29°	555	0	10	10	0.491	Zone 4	U/G - Core
And				475	480	5	0.312	Zone 4	U/G - Core
LX-499	145°	-09°	500	315	365	50	0.356	Zone 4	U/G - Core

SSX Mine

At the SSX Mine, forty-six RC holes, totaling 6,925 feet and fourteen core holes, totaling 7,798 feet  were drilled from underground into Zones 1 and 5.  Assays have been received for all but three of these holes, and also for two core holes and one RC hole drilled in July.  Intercepts of ten feet or more averaging greater than 0.250 opt are listed below:

Hole #	Az	Dip	Total Depth (ft.)	From (ft.)	To (ft.)	Length (ft.)	Grade (opt)	Area	Drill Type
SX-877	62°	+15°	450	205	225	20	0.252	Zone 5	U/G – Core
SX-878	62°	+7°	600	90	115	25	0.334	Zone 5	U/G – Core
And				170	205	35	0.252	Zone 5	U/G – Core
SX-879	62°	-3°	650	435	445	10	0.737	Zone 5	U/G – Core
SX-883	50°	6°	650	65	95	30	0.351	Zone 5	U/G – Core
And				500	530	30	0.544	Zone 5	U/G – Core
SX-884	50°	-7°	350	90	120	30	0.445	Zone 5	U/G – Core
And				320	350	30	0.544	Zone 5	U/G – Core
SX-885	35°	18°	625	149	161	12	0.254	Zone 5	U/G – Core
And				577	588.5	11.5	0.650	Zone 5	U/G – Core
SX-887	35°	6°	750	510	526	16	0.707	Zone 5	U/G – Core
SX-888	35°	-1°	780	64	112	48	0.329	Zone 5	U/G – Core
7277-A3	0°	0°	250	40	50	10	0.403	Zone 1	U/G – RC
7277-G1	250°	30°	200	0	10	10	0.309	Zone 1	U/G – RC
7277-G2	250°	17°	260	0	25	25	0.583	Zone 1	U/G – RC
7277-G3	250°	5°	260	0	40	40	0.536	Zone 1	U/G – RC
7277-F1	220°	30°	220	0	25	25	0.350	Zone 1	U/G – RC
7277-F3	220°	5°	220	0	10	10	0.519	Zone 1	U/G – RC
7277-E1	278°	35°	200	0	10	10	0.289	Zone 1	U/G – RC
7277-E2	278°	18°	250	0	15	15	0.628	Zone 1	U/G – RC
7277-I4	150°	-60°	15	0	10	10	0.439	Zone 1	U/G – RC
7277-D3	281°	0°	160	80	150	70	0.442	Zone 1	U/G – RC
7277-J1	0°	-90°	55	0	20	20	0.283	Zone 1	U/G – RC
7277-K1	0°	-90°	55	10	40	30	0.287	Zone 1	U/G – RC

An additional thirteen RC holes were drilled from the surface into Zone 5 for a total of 9,030 feet.  Assays have been received for six of these holes and one drilled in July.  In addition, assays have been received for nine surface RC holes drilled in July into the Saval mineralization about 1,500 feet northwest of the SSX mineralization. This area could potentially be mined as an extension of either SSX or Steer Mines.  Intercepts with an average grade greater than 0.150 opt are given below:

Hole #	Az	Dip	Total Depth (ft.)	From (ft.)	To (ft.)	Length (ft.)	Grade (opt)	Area	Drill Type
SC-1330	0°	-90°	650	215	240	25	0.367	Saval	Surface–RC
SC-1334	0°	-90°	725	495	505	10	0.178	Saval	Surface–RC
SC-1337	0°	-90°	895	445	470	25	0.249	Saval	Surface–RC
SC-1338A	260°	-65°	820	5	10	5	1.194	Saval	Surface–RC
And				60	65	5	0.181	Saval	Surface–RC
And				435	440	5	0.280	Saval	Surface–RC
And				565	620	55	0.182	Saval	Surface–RC
With				565	575	10	0.297	Saval	Surface–RC
With				600	620	20	0.221	Saval	Surface–RC
SP-844	0°	-90°	800	565	585	20	0.172	Zone 5	Surface-RC
SP-848	0°	-90°	900	770	780	10	0.238	Zone 5	Surface–RC
SP-849	0°	-90°	850	710	720	10	0.184	Zone 5	Surface–RC
SP-850A	180°	-73°	950	680	690	10	0.384	Zone 5	Surface–RC

Steer Mine

Two underground drills are operating at the new Steer Mine; ten core holes (2,224 feet) and sixty-four RC holes (12,090) feet were drilled during the reported period.  The RC holes were designed to further define known resource and to test the adjacent rock.  Assays have been received for all but three of the holes.  Intercepts outside of the existing defined resource covering ten feet or more and averaging greater than 0.250 opt are listed below:

Hole #	Az	Dip	Total Depth (ft.)	From (ft.)	To (ft.)	Length (ft.)	Grade (opt)	Area	Drill Type
E1	105°	-2°	330	85	145	60	0.329	Block 1	U/G – RC
With				115	130	15	1.175	Block 1	U/G – RC
E2	105°	+4°	330	145	165	20	0.260	Block 1	U/G – RC
F2	110°	+5°	300	200	235	35	0.285	Block 1	U/G – RC
Q1	75°	-20°	175	20	40	20	0.304	Block 1	U/G – RC
P3	60°	-23°	200	15	45	30	0.307	Block 1	U/G – RC
N4	40°	-20°	175	30	95	65	0.332	Block 1	U/G – RC
K6	5°	5°	205	50	80	30	0.302	Block 1	U/G – RC
J1	350°	-20°	155	40	55	15	0.257	Block 1	U/G – RC
J4	350°	8°	155	10	70	60	0.258	Block 1	U/G – RC

Within the existing defined resource shapes, drilling is indicating somewhat higher grade than anticipated.

Murray Mine

At the Murray Mine twenty-one underground core holes (4,885 feet) were drilled into Zones 4,5, and 9.  Assays have been received for six core holes drilled in July.   Intercepts outside of the existing defined resource covering ten feet or more and averaging greater than 0.250 opt are listed below:

Hole #	Az	Dip	Total Depth (ft.)	From (ft.)	To (ft.)	Length (ft.)	Grade (opt)	Area	Drill Type
NC-54	47°	0°	300	110	125	15	0.769	Zone 3	U/G -Core

In addition, 13,615 feet were drilled in 13 surface RC holes in Zone 9 west of Murray.  Assays have been received for six of these holes and for 2 core holes drilled earlier this year.  Intercepts with an average grade greater than 0.150 opt are given below:

Hole #	Az	Dip	Total Depth (ft.)	From (ft.)	To (ft.)	Length (ft.)	Grade (opt)	Area	Drill Type
MR-85A	180°	-70°	900	575	620	45	0.511	Zone 9	Surface – RC
MR-092	0°	-90°	1060	610	620	10	0.566	Zone 9	Surface – RC
MR-093	0°	-90°	1180	570	575	5	0.666	Zone 9	Surface – RC
MR-076C Core tail	0°	-90°	515-755	605	630	25	0.315	Zone 9	Surface-Core
MR-077C Core tail	0°	-90°	850	565	570	5	0.270	Zone 9	Surface-Core

One surface RC hole was drilled into Zone 7 north of Murray.    Intercepts with an average grade greater than 0.150 opt are given below:

Hole #	Az	Dip	Total Depth (ft.)	From (ft.)	To (ft.)	Length (ft.)	Grade (opt)	Area	Drill Type
MR-088	0°	-90°	800	540	580	40	0.245	Zone 7	Surface – RC

It is anticipated that much of the mineralization being drilled in Zones 7 and 9 will be brought into reserve by the end of this year.

Burns

Eight RC holes were drilled into the Burns open pit target during this time period.  Assays have been received for six of these holes and one drilled in July.  Intercepts with an average grade greater than 0.070 opt, a typical open pit cut-off grade at Jerritt Canyon, are given below:

Hole #	Az	Dip	Total Depth (ft.)	From (ft.)	To (ft.)	Length (ft.)	Grade (opt)	Area	Drill Type
BB-1422	0°	-90°	460	190	195	5	0.184	NW Burns	Surface-RC
BB-1427	0°	-90°	200	110	125	15	0.130	NW Burns	Surface-RC
BB-1426	0°	-90°	200	45	55	10	0.167	NW Burns	Surface-RC
And				95	100	5	0.115	NW Burns	Surface-RC
BB-1425	0°	-90°	200	80	95	15	0.162	NW Burns	Surface-RC
BB-1424A	80°	-53°	350	240	245	5	0.129	NW Burns	Surface-RC
BB-1423A	41°	-45°	350	195	260	65	0.076	NW Burns	Surface-RC

Notes:

1.

A description of the geology, sampling procedures, and the Company's laboratory QA/QC procedures are described in the Company's National Instrument 43-101 Technical Report filed on February 26, 2004 as amended by Amended Technical Report filed on August 5, 2004.  This report is available on the company’s website, www.queenstake.com.

2.

Samples from surface drilling are analyzed by ALS Chemex or BSI Inspectorate labs; samples from underground drilling are analyzed at the Jerritt Canyon laboratory.  All samples are analyzed using standard fire assay techniques.

3.

The Qualified Person for the release of this exploration information is Mr. Dorian (Dusty) Nicol, Executive Vice President and Exploration Director of the Company.

4.

Intercepts are reported as drilled; true widths have not yet been calculated.

Queenstake Resources Ltd. is a gold mining company based in Denver, Colorado.  Its principal asset is the Jerritt Canyon Mine in Nevada, acquired in June 2003.  The Jerritt Canyon Mine consists of four underground mines, a 1.5 million ton per year capacity processing facility and a 100 square mile land package that represents some of the most exciting gold exploration ground in Nevada.  Jerritt Canyon has produced more than 7,000,000 ounces of gold since 1981.

For further information call:

John Haigh 303-297-1557 ext. 105

800-276-6070   Email – info@queenstake.com web – www.queenstake.com

Forward-Looking Statements – This news release contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

The Toronto Stock Exchange has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

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